Bayou City Exploration, Inc.
632 Adams Street — Suite 700
Bowling Green, KY 42101

July 31, 2008
United States Security and Exchange Commission
100F Street N.E. Stop 7010
Washington, DC 20549-7010
Attention: Mark Wojciechowski
          RE:       Response to Comment letter dated July 21, 2008
Dear Mr. Wojciechowski,
This letter is to confirm the receipt of the comment letter received by the Company dated July 21, 2008 regarding the disclosures in its Form 10-KSB for the year ended December 31, 2007 and its most recent filing of Form 10-QSB for the quarter ended March, 31, 2008. The Company’s financial consultant contacted you on July 29, 2008 regarding this letter and clarification of the comments.
By this letter the Company is asking for additional time to respond to your comments and make the required amendment of the Company’s filing. We expect to have the appropriate response to you and amended filings completed by August 21, 2008.

Sincerely,
Date: July 31, 2008	By:	/s/ Robert D. Burr
Robert D. Burr
Chief Executive Officer and President